

September 19, 2014

Via E-mail
Mr. Eng Wah Kung
Chief Executive Officer
Zippy Bags, Inc.
Room 8, 20/F, AIA Tower, Nos. 251A-301
Avenida Commercial de Macau
Macau

> **Re: Zippy Bags, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2014**
> **Filed June 4, 2014**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2014**
> **Filed August 14, 2014**
> **File No. 000-55100**

Dear Kung:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2014

Item 9A. Controls and Procedures, page 24

1. Please amend your filing to include Management's Report on Internal Control over Financial Reporting as required by Item 308(a) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended June 30, 2014

Financial Statements, page 4

Note 3 – Acquisitions, page 9

2. We note your disclosures here, in Note 1, and in your Forms 8-K and SC 14F1 filed on June 23, 2014 that, on June 17, 2014, your former sole officer and director sold 4,365,000 shares previously held by her, representing a 44.5% interest in your common stock, to Taipan Pearl Sdn Bhd ("Taipan") and Mr. Wen Wu and that you simultaneously issued 10,195,294 shares of your common stock to Taipan, Mr. Wu, and two other individuals. You disclose that Taipan paid approximately $400,000 and contributed its efforts in establishing a casino junket business, Top Point, Ltd ("Top Point"), for the controlling interest in the registrant. You disclose that there was a change in control of the company as a result of these transactions with Taipan gaining control of 55.24% of your common shares and Mr. Wu gaining control 14.26% of your common shares. We also note that you simultaneously acquired 100% of the capital stock of Wonderful Gate Strategy Company Ltd. ("Wonderful Gate") from Carmen Lum, your current Chief Financial Officer, for cash consideration of $7,693. It also appears that the prior period financial statements included in your Form 10-Q for the quarterly period ended June 30, 2014 solely represent the operations of Zippy Bags, Inc. To help us understand the nature of these transactions and your accounting treatment, please provide the following information:

    •   Please explain to us in detail why you did not account for these transactions as a reverse acquisition or reverse recapitalization. In your response, please tell us whether Top Point or Taipan was an operating company and explain the nature of the operations and activities of each of these entities at the time of these transactions. Please also tell us whether Wonderful Gate was an operating company and explain the nature of its operations and activities at the time of these transactions. Please tell us how and why you determined which entity should be treated as the accounting acquirer in these transactions and provide us with your analysis as to how you arrived at your conclusions.

    •   Since the registrant, Zippy Bags, did not generate any revenues from operations for its last two fiscal years, had only nominal operations and had no or nominal assets, it appears Zippy Bags may be considered a shell company at the date of these transactions as defined in Rule 12b-2 of the Exchange Act. Accordingly, the business now conducted by the registrant after these transactions may be considered to be the registrant's predecessor as defined in Regulation C, Rule 405, in which case the financial information of these entities, as the registrant's predecessor, would be required to be presented for all periods prior to these transactions. Please tell us your consideration of this guidance.

- If you determine that these transactions constituted either a reverse acquisition or reverse recapitalization, and/or that Top Point or Taipan or some other entity involved in the transaction is the registrant's predecessor, you should file a Form 8-K which includes Items 2.01, 5.01, 5.06 and 9.01 and provides all of the disclosures required by Form 10 for the accounting acquirer or predecessor for the periods required.

3. Please note that unless the same accountant reported on the most recent financial statements of both the registrant and the accounting acquirer, a reverse merger always results in a change of independent accountant. A Form 8-K filed in connection with a reverse merger should provide the disclosures required by Item 304 of Regulation S-K and Item 4.01 of Form 8-K for the change in independent accountant, treating the accountant that will no longer be associated with the registrant's financial statements as the predecessor accountant. Please apply this guidance as applicable.

4. You disclose that you have treated the combination of Zippy Bags, Top Point, and Wonderful Gate as the acquisition of entities under common control due to the fact that each company was and continues to be held by you and your affiliates before and after the transactions.

   - You disclose that Top Point and Wonderful Gate were both owned by related parties and were commonly controlled by you before and after these transactions. Since it appears from your disclosures that Top Point was owned by Taipan and Mr. Wu and that Wonderful Gate was 100% owned by Ms. Lum prior to these transactions, it is unclear to us how these entities were commonly controlled prior to these transactions. Please provide us with details regarding the ownership of these entities before and after these transactions that support your assertion that they were commonly controlled entities.

   - If you determine that Top Point and Wonderful Gate were not under common control before and after these transactions, please tell us what consideration you gave to accounting for the acquisition of Wonderful Gate in accordance with the purchase accounting guidance of ASC 805.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief